August 5, 2005



Mr. Robert A. McGuinness
Vice President - Finance & Chief Financial Officer
Gold Reserve Inc.
926 West Sprague Avenue, Suite 200
Spokane, Washington  99201


	Re:	Gold Reserve Inc.
		Form 20-F, Filed April 1, 2005
		File No. 001-31819
		Response letter dated July 15, 2005


Dear Mr. McGuinness:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the year ended December 31, 2004

11. Differences Between Canadian and U.S. GAAP, page 57

1. We have reviewed your response to prior comment number one and continue to be unable to agree with your conclusions. Please explain, under your interpretation of how to account under for mine project costs prior to the determination of proven and probable reserves, as defined by Industry Guide 7, why these capitalized costs were not impaired under US GAAP during any of the periods 1998 through the present. We note that during that time frame gold commodity prices experienced sustained low prices and that it was not until 2003 that gold prices remained above US$300 per ounce.

* Please tell us whether or not events occurred which triggered the need for you to evaluate these assets for impairment. If not, please explain why.

* If you did evaluate your assets for impairment:

* Please tell us what events triggered this requirement.

* Please explain the method used to evaluate these assets for impairment and the assumptions used.

We may have further comment.

Engineering Comments

General

2. Disclosure of two price levels may confuse investors, particularly in the table on page 14, where it is unclear if the $400 price is related to the after-tax 9.1 percent rate-of-return and net present values. To clarify your disclosure:

* Please remove the disclosure about $400 gold prices and $1.00 copper prices from page 13.

* Please revise the disclosure in the table on page 14 to relate the rate-of-return to the gold price. If you wish to disclose a rate-of-return for a $400 gold price, disclose the after-tax rate-of-return for the reserves estimated using a $350 gold price.

3. Based on our review of the supplemental information and a discussion with your staff, we note that to mine your entire Brisas orebody, you must have an agreement with the neighboring landowner(s) to mine waste from the neighbor`s lands, so that you can mine right up to the boundary. In an area associated with your reserve estimate disclosure, please disclose that:

* part of the reserve estimate is contingent to gaining a back-slope mining agreement with the neighboring owner(s), and

* the percentage reduction that would be made in the reserve estimate, if you are unable to attain the back-slope agreement.
Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jill Davis, Branch Chief at (202) 551- 3683 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at
(202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

cc: 	Roger Baer, Mining Engineer

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Mr. Robert A. McGuinness
Gold Reserve Inc.
August 5, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05